SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:    000-19182

For the month of:         October 2005

ALLIED GOLD LIMITED
(Translation of registrant’s name into English)

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, W.A. 6106 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIED GOLD LIMITED (Registrant)

Date: November 15, 2005	By: /s/ David Lymburn David Lymburn Corporate Secretary

EXHIBIT INDEX

1	Press Release re: High Grade Pigiput Drilling Results dated October 11, 2005

2	Press Release re: Acquisition of 12.5% FCI dated October 13, 2005

3	Press Release re: Simberi Reserves Upgrade dated October 24, 2005

4	Appendix 3B dated October 25, 2005

5	Notice of Annual General Meeting dated October 27, 2005

6	Quarterly Report for the Period Ending September 30, 2005

EXHIBIT 1

11 October 2005

Company Announcements Office
Australian Stock Exchange Ltd
ASX Release

“This press release is not for dissemination in the United States and shall not be disseminated to United States news services”

Dear Sir/Madam

HIGH GRADE GOLD INTERCEPTS (incl 3m at 139 g/t gold)
RETURNED FROM IP TARGETS OUTSIDE OF PIGIPUT
SULPHIDE DEPOSIT

HIGHLIGHTS

Significant sulphide gold results have been returned from drilling recently completed near the Pigiput sulphide gold project on Simberi Island, viz;

•	6m at 5.36g/t gold from surface and 3m at 139.4g/t gold from 226m in RC1153.

•	4m at 4.56g/t gold from 77m, 11m at 2.04g/t gold from 175m and 32m at 1.60g/t gold from 195m in RC1151

These results are very encouraging. The presence of high grade mineralisation within the Pigiput deposit footwall indicates significant potential for extensions to the known high-grade hangingwall sulphide gold deposit.

Interpretation of Results

RC1153 drilled a previously untested chargeable IP anomaly in the footwall of the known Pigiput sulphide gold deposit.

The resulting “bonanza” grade intercept of 1m at 409g/t Au from 227m represents the third extremely high-grade gold intercept recorded in the footwall region of the Pigiput deposit. Two previous drillholes, P01 and P34, also intercepted spectacular gold grades (see attached plan).

The most significant intercepts from P01 and P34 are;

P01 •	5m at 146.4g/t goldfrom 191m (including 1m at 156g/t gold from 192m and 1m at 534g/t gold from 194m).

P34 •	14m at 42.1g/t gold from 119m (including 1m at 490g/t gold from 130m and 1m at 111g/t gold from 132m).

These results together with RC1153 demonstrate that there is potential for significant high-grade footwall gold mineralisation over a large, mostly untested area beneath Pigiput Ridge (see attached sections).

The recent drilling data confirm that gold mineralisation within the Pigiput area is associated with chargeable IP anomalies. Each IP target drillhole intersected gold mineralisation. Further work will follow to better define the extent and tenor of sulphide-hosted gold mineralisation in the Pigiput area.

The IP data fit into the general geological framework of an epithermal system in which intrusions at depth cause alteration and drive emplacement of mineralisation at more shallow levels. Coincident high chargeability and high resistivity anomalies are interpreted to be intrusions carrying sulphides and gold mineralisation.

Discussion of Results

Phase 4 drilling — Pigiput Area

Diamond drilling in the Pigiput area was designed to;

•	Test induced polarisation (“IP”) geophysical targets,
•	Test target extensions to known high-grade mineralisation and,
•	Test for further high-grade footwall mineralisation.

In summary, the results of this recent drilling will extend the zone of known sulphide mineralisation at Pigiput and provide high priority areas for further sulphide drilling.

The three most recent drillholes (RC1151, RC1152 and RC1153) are tabulated below;

IP ANOMALY DRILLING - PIGIPUT REGION
Drillhole	Northing (mN) Simb grid	Easting (mN) Simb grid	Dip/Azimuth (°) Simb grid	From (m)	To (m)	Interval (m)	Grade (g/t Au)	Mineralisation Type
RC1151	9,075	9,360	-90°/000° incl. incl. incl. incl. incl. incl. incl. incl. incl. incl. incl. incl.	0 25 77 111 117 142 146 163 175 189 195 230 248	250 26 81 112 131 143 153 171 186 191 227 231 249	250 1 4 1 14 1 7 8 11 2 32 1 1	0.83 1.00 4.56 1.16 1.32 2.24 1.15 1.15 2.04 1.16 1.60 1.31 1.00	Ox, Su Ox Su Su Su Su Su Su Su Su Su Su Su

IP ANOMALY DRILLING - PIGIPUT REGION
Drillhole	Northing (mN) Simb grid	Easting (mN) Simb grid	Dip/Azimuth (°) Simb grid	From (m)	To (m)	Interval (m)	Grade (g/t Au)	Mineralisation Type
RC1152	9,180	9,300	-90°/000° incl. incl. incl. incl. incl. incl.	0 62 72 83 90 96 204	235 66 73 85 91 97 205	235 4 1 2 1 1 1	0.32 1.50 2.71 1.78 1.79 1.80 1.85	Su Su Su Su Su Su Su
RC1153	8,756	9,400	-65°/180° incl. with. incl. incl. incl. with incl. incl. incl. incl.	0 0 3 17 88 226 227 267 283 288 299	300 6 4 18 90 229 228 268 285 289 300	300 6 1 1 2 3 1 1 2 1 1	1.65 5.36 18.8 1.01 2.85 139.4 409 1.57 1.30 3.38 1.13	Ox, Tr, Su Ox Ox Ox Ox Su Su Su Su Su Su

Note:

Assaying for gold by fire assay (50gm) with AAS finish (ALS Chemex Laboratories – Townsville)

Simberi mineralisation types are:

Ox = oxide material – extremely weathered (cyanide leach recovery >90%)
Tr = transitional material – distinctly weathered (cyanide leach recovery 50-90%)
Su = sulphide material – slightly weathered to fresh (Cyanide recovery <50%)

Complete hole assay — no cutoff; “incl.” intervals — 1.0g/t Au cutoff; “with” intervals — 10.0g/t Au cutoff.

Phase 4 Drilling — Sorowar Area

Diamond drilling is currently underway in the vicinity of the Sorowar deposit to test targets generated from recent IP geophysical surveys. Sulphide mineralisation which underlies the oxidised gold caps is virtually untested at Sorowar and six high priority chargeable anomalies (with varying associated resistive anomalies) have been identified for testing under the Phase 4 drill programme. Two of the six planned holes at Sorowar have been completed and assays are pending.

Yours faithfully
ALLIED GOLD LIMITED

J.J. Moore
Managing Director

The information in this Stock Exchange Announcement that relates to exploration results, together with any related assessments and interpretations, has been approved for release by Mr. M Binns, M.Sc., M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Binns has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.

“This press release is not for dissemination in the United States and shall not be disseminated to United States news services.”

For enquiries in connection with this release please contact:

Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au e-mail

Forward-Looking Statements.

This press release contains forward-looking statements concerning the projects owned by Allied. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management’s beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy.

This communication is not a solicitation of a proxy from any security holder of Allied, nor is this communication an offer to purchase nor a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

EXHIBIT 2

13 October 2005

Company Announcements Office
Australian Stock Exchange Ltd
ASX Release

“This press release is not for dissemination in the United States and shall not be disseminated to United States news services.”

Dear Sir/Madam,

AGREEMENT TO PURCHASE FREE CARRIED INTEREST IN
SIMBERI OXIDE GOLD PROJECT

Agreement has been reached with Canadian-listed Simberi Gold Corporation (“SGC”) for Allied Gold Limited (“ALD”) to purchase the outstanding 12.5% free carried interest (“FCI”) in the Simberi Oxide Gold Project.

The purchase will be satisfied on or before the Settlement Date of 20 October 2005 by;

•	Payment of C$200,000 to SGC or its nominee,
•	The issue of two million fully paid Shares of ALD to SGC or its nominee,
•	The issue of two million ALD Options exercisable at 25 cents on or before 31 December 2006 to SGC or its nominee,
•	The issue of two million ALD Options exercisable at 50 cents on or before 31 December 2008 to SGC or its nominee,

SGC has agreed to voluntary escrow on a portion of the fully paid Shares issued, viz;

•	500,000 Shares for a period of 3 months from the Settlement Date,
•	1,000,000 Shares for a period of 6 months from the Settlement Date.

Prior to this Agreement, SGC held a 12.5% FCI in the Simberi Oxide Gold Project with ALD having the right to redeem the FCI by the issue of Shares of ALD on the earlier of a decision to mine being made by ALD, or 31 December 2009.

This final rationalisation of the previous Simberi Mining and Tabar Exploration Joint Ventures now enables ALD to press ahead with the development plans for the Simberi Oxide Gold Project as sole owner and operator.

Yours faithfully
ALLIED GOLD LIMITED

J.J. Moore
Managing Director

“This press release is not for dissemination in the United States and shall not be disseminated to United States news services.”

For enquiries in connection with this release please contact:

Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au e-mail

Forward-Looking Statements.

This press release contains forward-looking statements concerning the projects owned by Allied. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management’s beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy.

This communication is not a solicitation of a proxy from any security holder of Allied, nor is this communication an offer to purchase nor a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

EXHIBIT 3

24 October 2005

Company Announcements Office
Australian Stock Exchange Ltd
ASX Release

“This press release is not for dissemination in the United States and shall not be disseminated to United States news services”

Dear Sir/Madam

105% INCREASE IN TOTAL SIMBERI OXIDE RESERVES

176% INCREASE IN SOROWAR RESERVES AND IN PIT
RESOURCES

INCREASED RESERVES EXPECTED TO UNDERPIN POSITIVE
FEASIBILITY STUDY RESULTS – DELIVERY IMMINENT

Highlights

Allied Gold Limited is pleased to announce Simberi Oxide Gold Project Proved and Probable Ore Reserves of;

13.54 million tonnes at 1.42 g/t gold for 616,000 ounces

In addition to the Ore Reserves, Inferred Mineral Resources inside the Sorowar pit and proposed Pigibo pit are expected to contribute to future production.

Total Ore Reserves and Mineral Resources within designed pits are outlined below;

Discussion of Results

The oxide ore reserves on Simberi Island represent a 105% increase over the reserves reported in the previous (2003) Simberi Oxide Gold Project Feasibility Study.

Furthermore, the Company has a high expectation that future expansion of the oxide mining project will be facilitated by continuing exploration of known and other oxide gold targets throughout the mineralised Tabar Island Group.

The Simberi Gold Project is located in the New Ireland Province of eastern Papua New Guinea, about 60 kms to the north-west of the Lihir Gold Mine. The Simberi Oxide Gold Project is a Stage 1 mining project which will extract ore from seven deposits which represent the known surface and near-surface oxidised caps to underlying sulphide gold mineralisation on eastern Simberi Island.

With the completion of reserve studies, the final component of the Optimised Feasibility Study is now in place and the Company expects delivery of the final OFS document before the end of October.

Exploration work including ongoing drilling is scheduled to continue throughout the forthcoming year to further test the margins and strike extent of known deposits as well as testing additional high priority oxide gold anomalies on Simberi and Tatau Islands.

At the Sorowar pit, the largest pit scheduled for mining, a further 162 reverse circulation drillholes for 13,596 metres have been drilled since the 2003 Feasibility Study. The additional drilling data facilitated a 176% increase in reserves and resources within the designed pit from 5,187,000 tonnes at 1.15 g/t gold for 192,000 ounces to;

13,523,000 tonnes at 1.22 g/t gold for 530,000 ounces.

This equates to the discovery of 23.2 reserve ounces for every metre drilled since the 2003 Study was completed. The Sorowar deposit is still open along strike and at depth and further expansion of the Sorowar deposit should result in increased gold throughput and oxide project minelife.

In October 2005, Gemcom completed updated pit optimisations and Ore Reserve estimates for Sorowar using the latest 2005 Mineral Resource block model, and for the three Samat deposits using the existing block models reported in the 2003 Feasibility Study.

As Botlu and Pigiput are not scheduled to be mined until year 6, the Ore Reserves estimated and reported in the 2003 Feasibility Study were retained. Mining at Sorowar is proposed to be staged, with an initial bulk mining phase followed by a selective mining cutback and waste disposal within the existing void. The Samat, Botlu and Pigiput pits will be bulk mined.

In addition to the Ore Reserves, Inferred Mineral Resources inside designed pits are expected to contribute to future production. Mineable Reserves and Resources for the project are;

Approximately 90% of the Ore Reserve is oxide material, and the remainder is transition and sulphide pods at Sorowar.

Recent metallurgical testwork on typical Sorowar mineralisation indicates that previous estimates of gold extraction from transitional and sulphide material in other local deposits are not representative of Sorowar ore. Gold recoveries for all Sorowar material types within the pit design are estimated to be 92% for oxide, 72% for transitional and 66% for sulphide materials. Overall recoveries for all of the material within the Ore Reserves and Mineral Resources is 88%.

Additional geotechnical testwork has resulted in rock strength estimates that are lower than expected, with consequent lower associated mining costs.

Yours faithfully
ALLIED GOLD LIMITED

J.J. Moore
Managing Director

The information in this Stock Exchange Announcement that relates to exploration results, together with any related assessments and interpretations, has been approved for release by Mr. M Binns, M.Sc., M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Binns has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.

The information in this Stock Exchange Announcement that relates to ore reserves has been compiled by Mr Mike Apfel of Gemcom Australia who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Apfel has had sufficient experience in Ore Reserve estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.

Mr Apfel consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

“This press release is not for dissemination in the United States and shall not be disseminated to United States news services.”

For enquiries in connection with this release please contact:

Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au e-mail

Forward-Looking Statements.

This press release contains forward-looking statements concerning the projects owned by Allied. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management’s beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy.

This communication is not a solicitation of a proxy from any security holder of Allied, nor is this communication an offer to purchase nor a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

ALLIED LIFTS SIMBERI OXIDE RESERVES 105% TO
616,000oz AHEAD OF FEASIBILITY COMPLETION
OPTIMISED FEASIBILITY STUDY DUE FOR DELIVERY BY THE END OF OCTOBER 2005

Emerging PNG-focused gold company Allied Gold Ltd (ASX: ALD) today unveiled a 105% increase in oxide Ore Reserves for its Simberi Gold Project in eastern Papua New Guinea to 616,000oz ahead of the anticipated completion of the final Optimised Feasibility Study (OFS) on the project before the end of this month.

The oxide Ore Reserves underpin the proposed Stage 1 mining project at the 2.27Moz Simberi Project, which will involve the extraction of ore from seven open pit deposits representing the known surface and near-surface oxidized caps to underlying sulphide mineralization on Simberi Island. The project is located in the New Ireland Province of eastern PNG, about 60km north-west of the world-class Lihir Gold Mine

The landmark reserve upgrade follows the recent announcement by Allied that it had reached agreement to purchase the outstanding 12.5% free-carried interest in the Simberi Project from Canadian-listed Simberi Gold Corporation. The completion of this transaction will give it 100% ownership of the project.

Total Proved and Probable oxide Ore Reserves at Simberi now total 13.54 million tonnes at 1.42g/t for 616,000oz of contained gold, with additional Inferred Resources inside the main Sorowar pit and the proposed Pigibo pit of 96,000oz also expected to contribute to future production. Total Mineable Reserves and in-pit Mineral Resources stand at 17.07 million tonnes at 1.3g/t gold for 712,000oz.

Allied’s Managing Director, Mr Jeff More, said the reserve upgrade represented a 105% increase over the original oxide reserves reported in the previous 2003 Simberi Project Gold Project Feasibility Study, and highlighted the very high success rate of its drilling programs over the past 12 months.

“We are very pleased with the outcome, which provides a very solid foundation for completion of the final OFS document, which we expect to be delivered before the end of this month,” Mr Moore said. “Furthermore, we have a very high expectation that ongoing exploration of known and other oxide gold targets throughout the highly mineralized Tabar Island Group will underpin a future expansion of the oxide gold reserves.”

“Exploration work including ongoing drilling is scheduled to continue throughout the forthcoming year to further test the margins and strike extent of known deposits, as well as testing additional high priority oxide gold anomalies on Simberi and Tatau Islands,” he added.

A highlight of the reserve upgrade was a 176% increase in the reserve and in-pit resources estimate for the Sorowar pit, the largest pit scheduled for mining. The additional drilling completed since 2003 resulted in a new reserve and in-pit resources estimate of 13.532 million tonnes at 1.22g/t gold for 530,000oz. The Sorowar deposit is still open along strike and at depth, and further expansion of the deposit is expected to result in increase gold throughput and oxide project mine life.

Earlier this year, Allied mandated RMB Resources to arrange a finance facility of up to US$25 million (if required) for development of the Simberi Oxide Gold Project. RMB has been involved in the financing of the Kainantu gold project in the Eastern Highlands Province of PNG.

The underlying sulphide gold resources on Simberi Island (704,000 ounces) will be developed as part of a longer-term strategy by Allied, in conjunction with regional exploration, as the basis for a Stage 2 sulphide mining operation which is expected to contribute sufficient additional gold production to underpin annualised production in excess of 100,000 ounces.

The information in this Media Release that relates to exploration results, mineral resources or ore reserves, together with any related assessments and interpretations, has been approved for release by Mr. R. Hastings, MSc, BSc., M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.

ENDS

Released by:	On behalf of:
Jan Hope / Nicholas Read	Mr Jeff Moore
Jan Hope & Partners	Managing Director
Telephone: (08) 9388 1474	Allied Gold Ltd
Telephone: (08) 9353 3638
Mobile: (0400) 927 202
Email: info@alliedgold.com.au
Web: www.alliedgold.com.au

EXHIBIT 4

Appendix 3B
New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ALLIED GOLD LIMITED

ABN

86 104 855 067

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,000,000 ordinary shares 2,000,000 options expiring 31 December 2006 2,000,000 options expiring 31 December 2008
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares – fully paid. 500,000 ordinary shares voluntarily escrowed until 20 January 2006, and 1,000,000 voluntarily escrowed until 20 April 2006. Options expiring 31 December 2006 exercisable at $0.25. Options expiring 31 December 2008 exercisable at $0.50.

+ See chapter 19 for defined terms.

1/1/2003 Appendix 3B Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, for the ordinary shares. The options represent two new classes of options by virtue of their exercise price and expiry date.
5	Issue price or consideration	Ordinary shares nil. Options nil.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued in consideration of the acquisition of the remaining 12,5% free carried interest in the Simberi Mining JV from Simberi Gold Corporation.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20 October 2005.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	120,424,676 22,507,411	Ordinary (ALD) Options (ALDO)

+ See chapter 19 for defined terms.

Appendix 3B Page 2 1/1/2003

Appendix 3B
New issue announcement

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,155,141 2,550,000 2,000,000 2,000,000	Restricted shares (ALDAM) Restricted options (ALDAO) Options expiring 31 Dec 2006 Options expiring 31 Dec 2008

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The company does not expect to pay dividends in the next 12 months.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

1/1/2003 Appendix 3B Page 3

Appendix 3B
New issue announcement

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

Appendix 3B Page 4 1/1/2003

Appendix 3B
New issue announcement

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

1/1/2003 Appendix 3B Page 5

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Appendix 3B Page 6 1/1/2003

Appendix 3B
New issue announcement

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

1/1/2003 Appendix 3B Page 7

Appendix 3B
New issue announcement

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Director/Company secretary) Date: 25 October 2005

Print name: DAVID LYMBURN..

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3B Page 8 1/1/2003

EXHIBIT 5

ALLIED GOLD LIMITED

ABN 86 104 855 067

NOTICE OF ANNUAL GENERAL MEETING

EXPLANATORY STATEMENT

PROXY FORM

TIME:	9.00am (WST)

DATE:	30 November 2005

PLACE:	The Chifley on The Terrace 185 St Georges Terrace PERTH, WESTERN AUSTRALIA

This Notice of Annual General Meeting is an important document and requires your immediate attention. Please read it carefully. If you are in doubt as to what you should do, please consult your professional adviser.

CONTENTS PAGE

Notice of Annual General Meeting (setting out the proposed resolutions) Explanatory Statement (explaining the proposed resolutions) Glossary Proxy Form	3 6 21 22

TIME AND PLACE OF MEETING AND HOW TO VOTE

VENUE

The Annual General Meeting of the Shareholders of Allied Gold Limited which this Notice of Annual General Meeting relates to will be held at 9.00am (WST) on 30 November 2005 at:

The Chifley on The Terrace
185 St Georges Terrace
PERTH, WESTERN AUSTRALIA

VOTING IN PERSON

To vote in person, attend the Annual General Meeting on the date and at the place set out above.

VOTING BY PROXY

To vote by proxy, please complete and sign the proxy form enclosed and either:

(a)	deliver the proxy form by hand to the Company’s registered office at Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia; or

(b)	send the proxy from by facsimile to the Company on facsimile number (618) 9353 4894.

so that it is received not later than 9.00 am (WST) on 28 November 2005.

Proxy forms received later than this time will be invalid.

NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of Shareholders of Allied Gold Limited will be held at The Chifley on The Terrace, 185 St Georges Terrace, Perth, Western Australia at 9.00am (WST) on 30 November 2005.

The Directors have determined pursuant to Regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the Annual General Meeting are those who are registered Shareholders of the Company on 28 November 2005 at 9.00am (WST).

AGENDA

BUSINESS

The Explanatory Statement which accompanies and forms part of this Notice describes the matters to be considered at the Meeting.

ORDINARY BUSINESS

Reports and Accounts

To receive and consider the financial statements of the Company for the year ended 30 June 2005 together with the declaration of the directors, the directors’ report, the remuneration report and the auditor’s report.

1.	RESOLUTION 1 –REMUNERATION REPORT

To consider and if thought fit, to pass, with or without amendment, the following resolution as a non-binding resolution:

“That for the purposes of Section 250R(2) of the Corporations Act, the Company adopt the Remuneration Report.”

2.	RESOLUTION 2 –RE-ELECTION OF A DIRECTOR – GREG STEEMSON

To consider and if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, Greg Steemson, being a Director of the Company who retires in accordance with clause 13.4 of the Constitution and, being eligible for reelection, is re-elected as a Director of the Company.”

3.	RESOLUTION 3 –RE-ELECTION OF A DIRECTOR – MARK CARUSO

To consider and if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, Mark Caruso, being a Director of the Company who retires by rotation in accordance with clause 13.2 of the Constitution and, being eligible for reelection, is re-elected as a Director of the Company.”

4.	RESOLUTION 4 –ISSUE OF DIRECTOR OPTIONS TO MARK CARUSO

To consider and if though fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, for the purposes of Section 208 of the Corporations Act, ASX Listing Rule 10.11 and for all other purposes, approval is given for the Directors to allot and issue 1,000,000 30c Director Options and 1,000,000 40c Director Options to Mark Caruso (or his nominee) on the terms and conditions set out in the Explanatory Statement.”

Voting Exclusion: The Company will disregard any votes cast on this Resolution by Mark Caruso or any person who may participate in the proposed issue and a person who may obtain a benefit, except a benefit solely in the capacity of a security holder, if the Resolution is passed and any associates of those persons.

5.	RESOLUTION 5 –ISSUE OF DIRECTOR OPTIONS TO DAVID LYMBURN

To consider and if though fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, for the purposes of Section 208 of the Corporations Act, ASX Listing Rule 10.11 and for all other purposes, approval is given for the Directors to allot and issue 1,000,000 30c Director Options to David Lymburn (or his nominee) on the terms and conditions set out in the Explanatory Statement.”

Voting Exclusion: The Company will disregard any votes cast on this Resolution by David Lymburn or any person who may participate in the proposed issue and a person who may obtain a benefit, except a benefit solely in the capacity of a security holder, if the Resolution is passed and any associates of those persons.

6.	RESOLUTION 6 –ISSUE OF DIRECTOR OPTIONS TO GREGORY STEEMSON

To consider and if though fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, subject to the passing of Resolution 2, for the purposes of Section 208 of the Corporations Act, ASX Listing Rule 10.11 and for all other purposes, approval is given for the Directors to allot and issue 1,000,000 30c Director Options to Gregory Steemson (or his nominee) on the terms and conditions set out in the Explanatory Statement.”

Voting Exclusion: The Company will disregard any votes cast on this Resolution by Gregory Steemson or any person who may participate in the proposed issue and a person who may obtain a benefit, except a benefit solely in the capacity of a security holder, if the Resolution is passed and any associates of those persons.

7.	RESOLUTION 7 –ISSUE OF 2007 OPTIONS TO JEFFREY MOORE

To consider and if though fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, for the purposes of Section 208 of the Corporations Act, ASX Listing Rule 10.11 and for all other purposes, approval is given for the Directors to allot and issue 2,000,000 2007 Options to Jeffrey Moore (or his nominee) on the terms and conditions set out in the Explanatory Statement.”

Voting Exclusion: The Company will disregard any votes cast on this Resolution by Jeffrey Moore or any person who may participate in the proposed issue and a person who may obtain a benefit, except a benefit solely in the capacity of a security holder, if the Resolution is passed and any associates of those persons.

8.	RESOLUTION 8 –ADOPTION OF INCENTIVE SCHEME

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, for the purposes of Listing Rule 7.2 (Exception 9) of the ASX Listing Rules and for all other purposes, approval is given for the Company to allot and issue options, each to acquire one fully paid ordinary share in the capital of the Company, pursuant to an incentive option scheme known as the “Allied Gold Limited Employee Incentive Option Scheme” (Scheme), a summary of which is set out in the Explanatory Statement accompanying this Notice of Meeting.”

Voting Exclusion: The Company will disregard any votes cast on this resolution by any employees or consultants of the Company (except those who are ineligible to participate in the Scheme), and any of their associates.

9.	RESOLUTION 9 –RATIFICATION OF PRIOR ISSUE OF SECURITIES

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, for the purposes of Listing Rule 7.4 of the ASX Listing Rules and for all other purposes, Shareholders ratify the allotment and issue of 2,000,000 Shares, 2,000,000 2006 Options and 2,000,000 2008 Options to Simberi Gold Corporation on the terms set out in the Explanatory Statement accompanying this Notice.”

Voting Exclusion: The Company will disregard any votes cast on this Resolution by any person who participated in the issue and any associates of those persons.

DATED: 27 OCTOBER 2005

BY ORDER OF THE BOARD

MR DAVID LYMBURN
COMPANY SECRETARY
ALLIED GOLD LIMITED

Voting Exclusion Note:

Where a voting exclusion applies, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the proxy form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

EXPLANATORY STATEMENT

This Explanatory Statement has been prepared for the information of the Shareholders of the Company in connection with the business to be conducted at the Annual General Meeting.

1.	RESOLUTION 1–REMUNERATION REPORT

The Remuneration Report is set out in the Director’s Report on page 20 of the Company’s 2005 Annual Report. It is also available on the Company’s website at www.alliedgold.com.au.

The Remuneration Report sets out the Company’s remuneration arrangements for the Directors and senior management of the Company.

Section 250R(2) of the Corporations Act requires that a resolution to adopt the Remuneration Report be put to the vote of the Company at the Annual General Meeting. However, Shareholders should note that the vote on Resolution 1 is advisory only and is not binding on the Company or its Directors.

A reasonable opportunity will be provided for discussion of the Remuneration Report at the Annual General Meeting.

2.	RESOLUTION 2 –RE-ELECTION OF GREGORY STEEMSON

Mr Gregory Steemson was appointed to fill a casual vacancy as a Director of the Company effective from 16 June 2005.

In accordance with Clause 13.4 of the Constitution and ASX Listing Rule 14.4, any director appointed to fill a casual vacancy or as an additional director holds office until the next general meeting of Shareholders and is then eligible for re-election.

Mr Steemson therefore retires at the forthcoming Annual General Meeting in accordance with the Constitution and being eligible, has offered himself for reelection.

3.	RESOLUTION 3 –RE-ELECTION OF MARK CARUSO

Clause 13.2 of the Constitution of the Company requires that one third of the Directors retire by rotation at each annual general meeting of the Company. Mr Mark Caruso retires in accordance with that clause and being eligible for reelection, offers himself for re-election at the Meeting.

4.	RESOLUTIONS 4, 5 AND 6 – ISSUE OF DIRECTOR OPTIONS TO MARK CARUSO, DAVID LYMBURN AND GREGORY STEEMSON

Resolutions 4, 5 and 6 seek Shareholder approval for the issue of up to 4,000,000 Director Options to Mr Mark Caruso, Mr David Lymburn and Mr Gregory Steemson (or their respective nominees).

The ASX Listing Rules and the Corporations Act set out a number of regulatory requirements which must be satisfied. These are summarised below.

4.1	Terms and Conditions of the Director Options

The material terms and conditions of the 30c Director Options are as follows:

(a)	Each 30c Director Option entitles the holder to subscribe for one (1) Share.

(b)	The 30c Director Options are exercisable at any time on or prior to 5.00 pm (WST) on 30 June 2007 (Expiry Date) by completing a 30c Director Option exercise form and delivering it together with the payment for the number of Shares in respect of which the 30c Director Options are exercised to the registered office of the Company on or before the Expiry Date.

(c)	The 30c Director Option exercise price is $0.30 per 30c Director Option.

(d)	A 30c Director Option does not confer the right to a change in exercise price or a change in the number of underlying securities over which the 30c Director Option can be exercised.

(e)	The 30c Director Options are not transferable.

(f)	All Shares issued upon exercise of the 30c Director Options will rank pari passu in all respects with the Company’s then issued Shares.

(g)	The Company will apply for quotation of all Shares issued upon exercise of the 30c Director Options on ASX. The 30c Director Options will not be quoted on ASX.

(h)	There are no participating rights or entitlements inherent in the options and holders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the 30c Director Options. However, the Company will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least 7 Business Days after the issue is announced. This will give 30c Director Option holders the opportunity to exercise their 30c Director Options prior to the date for determining entitlements to participate in any such issue.

(i)	If at any time the issued capital of the Company is reconstructed, all rights of a 30c Director Option holder are to be changed in a manner consistent with the Corporations Act and the Listing Rules.

The material terms and conditions of the 40c Director Options are as follows:

(a)	Each 40c Director Option entitles the holder to subscribe for one (1) Share.

(b)	The 40c Director Options are exercisable at any time on or prior to 5.00 pm (WST) on 30 June 2007 (Expiry Date) by completing a 40c Director Option exercise form and delivering it together with the payment for the number of Shares in respect of which the 40c Director Options are exercised to the registered office of the Company on or before the Expiry Date.

(c)	The 40c Director Option exercise price is $0.40 per 40c Director Option.

(d)	A 40c Director Option does not confer the right to a change in exercise price or a change in the number of underlying securities over which the 40c Director Option can be exercised.

(e)	The 40c Director Options are not transferable.

(f)	All Shares issued upon exercise of the 40c Director Options will rank pari passu in all respects with the Company’s then issued Shares.

(g)	The Company will apply for quotation of all Shares issued upon exercise of the 40c Director Options on ASX. The 40c Director Options will not be quoted on ASX.

(h)	There are no participating rights or entitlements inherent in the options and holders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the 40c Director Options. However, the Company will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least 7 Business Days after the issue is announced. This will give 40c Director Option holders the opportunity to exercise their 40c Director Options prior to the date for determining entitlements to participate in any such issue.

(i)	If at any time the issued capital of the Company is reconstructed, all rights of a 40c Director Option holder are to be changed in a manner consistent with the Corporations Act and the Listing Rules.

4.2	Value of the Director Options

The Director Options have been valued by BDO Chartered Accountants using the Black &Scholes pricing model and based upon the following assumptions:

(a)	the Director Options have a 1.7 year life from their date of issue and are exerciseable at $0.30 each and $0.40 each;

(b)	a price per Share of $0.285 (being the price per Share on ASX on 5 October 2005);

(c)	an annual volatility factor of 70% (being the anticipated standard deviation over the life of the options based on an average of comparable companies’ historical data);

(d)	a risk free interest rate of 5.34% (being the risk free interest rate on government bonds with a similar maturity as the Director Options);

(e)	the valuations ascribed to the Director Options may not necessarily represent the market price of the Director Options at the date of the valuation; and

(f)	the valuation date for the Director Options is 5 October 2005.

Based on the above, the Director Options are valued in total at $394,000.

4.3	ASX Listing Rule 10.11

ASX Listing Rule 10.11 requires a listed company to obtain shareholder approval by ordinary resolution prior to the issue of securities (including an option) to a related party of the company.

If Resolutions 4, 5 and 6 are passed, Director Options will be issued to Mr Caruso, Mr Lymburn and Mr Steemson, who are related parties of the Company. Accordingly, approval for the issue of Director Options is required pursuant to ASX Listing Rule 10.11.

Approval pursuant to ASX Listing Rule 7.1 is not required in order to issue the Director Options to Mr Caruso, Mr Lymburn and Mr Steemson as approval is being obtained under ASX Listing Rule 10.11. Shareholders should note that the issue of Director

Options to Mr Caruso, Mr Lymburn and Mr Steemson will not be included in the 15% calculation for the purposes of ASX Listing Rule 7.1.

ASX Listing Rule 10.13 sets out a number of matters which must be included in a notice of meeting proposing an approval under ASX Listing Rule 10.11. For the purposes of ASX Listing Rule 10.13, the following information is provided in relation to Resolutions 4, 5 and 6:

(a)	the maximum number of Director Options to be issued by the Company is 4,000,000 as follows:

(i)	1,000,000 30c Director Options and 1,000,000 40c Director Options to Mr Caruso;

(ii)	1,000,000 30c Director Options to Mr Lymburn; and

(iii)	1,000,000 30c Director Options to Mr Steemson;

(b)	the Director Options will be issued for no cash consideration;

(c)	the Director Options will be issued not later than one month after the date of the Annual General Meeting (or such later date as permitted by any ASX waiver or modification of the ASX Listing Rules) and it is anticipated that allotment will occur on one date;

(d)	no funds will be raised from the issue of the Director Options as the purpose of the issue is to give the Directors an incentive to provide dedicated and ongoing commitment to the Company; and

(e)	the Director Options will be issued on the terms and conditions set out in paragraph 4.1 of this Explanatory Statement.

4.4	Section 208 of the Corporations Act

Under Chapter 2E of the Corporations Act, a public company cannot give a “financial benefit” to a “related party” unless one of the exceptions to the section apply or shareholders have in general meeting approved the giving of that financial benefit to the related party.

In the current circumstances, the issue of the Director Options to each of Mr Caruso, Mr Lymburn and Mr Steemson constitutes a “financial benefit” as defined in the Corporations Act. Further, each of Mr Caruso, Mr Lymburn and Mr Steemson are “related parties” of the Company as defined under the Corporations Act. Accordingly, the proposed issue of Director Options to Mr Caruso, Mr Lymburn and Mr Steemson will constitute the provision of financial benefits to related parties of the Company.

It is the view of the Directors that the exceptions under the Corporations Act to the provision of a financial benefit to a related party may not apply in the current circumstances. The Directors have determined to seek Shareholder approval under Section 208 of the Corporations Act to permit the issue of the Options.

Pursuant to Sections 217 to 227 of the Corporations Act, the Company provides the following information to Shareholders in respect of the proposed financial benefit to be given to Mr Caruso, Mr Lymburn and Mr Steemson:

(a)	the related parties to whom the financial benefit will be given is Mr Caruso, Mr Lymburn and Mr Steemson;

(b)	the maximum number of Director Options (being the nature of the financial benefit to be provided) to be issued is 4,000,000 as follows:

(i)	1,000,000 30c Director Options and 1,000,000 40c Director Options to Mr Caruso;

(ii)	1,000,000 30c Director Options to Mr Lymburn; and

(iii)	1,000,000 30c Director Options to Mr Steemson;

(c)	no funds will be raised from the issue of the Director Options to Mr Caruso, Mr Lymburn and Mr Steemson;

(d)	the Directors make the following recommendations in relation to Resolutions 4, 5 and 6:

(i)	the Directors (other than Mr Caruso), who do not have a material personal interest in the outcome of Resolution 4, recommend that Shareholders vote in favour of Resolution 4 as they are of the view that the issue of 2,000,000 Director Options to Mr Caruso is appropriate to provide him with an incentive to maximise returns to Shareholders. It is also the opinion of the Directors (other than Mr Caruso) that the annual emoluments paid and payable to Mr Caruso as described in paragraph 4.4(e) do not on their own amount to adequate compensation at current market rates for the services provided to the Company by Mr Caruso, and to supplement the annual emoluments with the issue of Director Options is in the Company’s best interests. The Directors (other than Mr Caruso) considered Mr Caruso’s experience, the current market price of the Shares and current market practice when determining the number and exercise price of the Director Options to be issued to Mr Caruso. Mr Caruso declined to make a recommendation in relation to Resolution 4 due to the fact that he has a material personal interest in its outcome;

(ii)	the Directors (other than Mr Lymburn), who do not have a material personal interest in the outcome of Resolution 5, recommend that Shareholders vote in favour of Resolution 5 as they are of the view that the issue of 1,000,000 Director Options to Mr Lymburn is appropriate to provide him with an incentive to maximise returns to Shareholders. It is also the opinion of the Directors (other than Mr Lymburn) that the annual emoluments paid and payable to Mr Lymburn as described in paragraph 4.4(e) do not on their own amount to adequate compensation at current market rates for the services provided to the Company by Mr Lymburn, and to supplement the annual emoluments with the issue of Director Options is in the Company’s best interests. The Directors (other than Mr Lymburn) considered Mr Lymburn’s experience, the current market price of the Shares and current market practice when determining the number and exercise price of the Director Options to be issued to Mr Lymburn. Mr Lymburn declined to make a recommendation in relation to Resolution 5 due to the fact that he has a material personal interest in its outcome; and

(iii)	the Directors (other than Mr Steemson), who do not have a material personal interest in the outcome of Resolution 6, recommend that Shareholders vote in favour of Resolution 6 as they are of the view that the issue of 1,000,000 Director Options to Mr Steemson is appropriate to provide him with an incentive to maximise returns to Shareholders. It is also the opinion of the Directors (other than Mr Steemson) that the annual emoluments paid and payable to Mr Steemson as described in paragraph 4.4(e) do not on their own amount to adequate compensation at current market rates for the services provided to the Company by Mr Steemson, and to supplement the annual emoluments with the issue of Director Options is in the Company’s best interests. The Directors (other than Mr Steemson) considered Mr Steemson’s experience, the current market price of the Shares and current market practice when determining the number and exercise price of the Directors Options to be issued to Mr Steemson. Mr Steemson declined to make a recommendation in relation to Resolution 6 due to the fact that he has a material personal interest in its outcome;

(e)	for the financial year ended 30 June 2005, Mr Caruso received directors fees of $88,500 (including superannuation), Mr Lymburn received consulting fees of $45,000 (excluding superannuation) and Mr Steemson received consulting fees of $3,200 (excluding superannuation). Prior to his appointment as a Director, Mr Steemson also received $27,200 for services rendered to the Company as a consultant. Mr Caruso, Mr Lymburn and Mr Steemson currently receive the following emoluments from the Company:

Director	Annual Emolument (exclusive of statutory superannuation)
Mr Caruso	$92,400
Mr Lymburn	$48,000
Mr Steemson	$38,400

(f)	Mr Caruso, Mr Lymburn and Mr Steemson currently have an interest in the following number of Securities:

Director	Shares	Options
Mr Caruso	694,168	1,000,000
Mr Lymburn	370,000	600,000
Mr Steemson	209,934	1,000,000

(g)	if the Options issued to Mr Caruso, Mr Lymburn and Mr Steemson are all exercised, a total of 4,000,000 Shares would be allotted and issued. This will increase the number of Shares on issue from 120,579,818 to 124,579,818 Shares (assuming no other options are exercised and no other Shares are issued) with the effect that the shareholding of existing Shareholders would be diluted as follows:

Director	Number of Options to be issued	Issued Shares at the date of this Notice	Dilutionary effect if all Options issued to Director are exercised
Mr Caruso	2,000,000	120,579,818	1.63%
Mr Lymburn	1,000,000	120,579,818	0.82%

Mr Steemson	1,000,000	120,579,818	0.82%

The market price for Shares during the term of the Director Options would normally determine whether or not the Directors exercise the Director Options. If, at the time any of the Directors Options are exercised, the Shares are trading on ASX at a price that is higher than the exercise price of the Directors Options, there may be a perceived cost to the Company;

(h)	the highest, lowest and last trading price of Shares on ASX during the last 12 months are as set out below:

	Price	Date
Highest	$ 0.31	17, 18 and 21 March 2005
Lowest	$ 0.20	19, 20, 21 and 25 October 2004
Last	$ 0.32	18 October 2005

(i)	the Directors make the following disclosures in relation to Resolutions 4, 5 and 6:

(i)	the primary purpose of the issue of the Director Options to Mr Caruso is to allow the Company to provide cost effective consideration to Mr Caruso for work done and proposed to be done by Mr Caruso for the Company. Given this purpose and bearing in mind the exercise terms of the Director Options, the Directors (other than Mr Caruso) do not consider that there are any significant opportunity costs to the Company or benefits foregone by the Company in issuing the Director Options to Mr Caruso on the terms proposed;

(ii)	the primary purpose of the issue of the Director Options to Mr Lymburn is to allow the Company to provide cost effective consideration to Mr Lymburn for work done and proposed to be done by Mr Lymburn for the Company. Given this purpose and bearing in mind the exercise terms of the Director Options, the Directors (other than Mr Lymburn) do not consider that there are any significant opportunity costs to the Company or benefits foregone by the Company in issuing the Director Options to Mr Lymburn on the terms proposed; and

(iii)	the primary purpose of the issue of the Director Options to Mr Steemson is to allow the Company to provide cost effective consideration to Mr Steemson for work done and proposed to be done by Mr Steemson for the Company. Given this purpose and bearing in mind the exercise terms of the Director Options, the Directors (other than Mr Steemson) do not consider that there are any significant opportunity costs to the Company or benefits foregone by the Company in issuing the Director Options to Mr Steemson on the terms proposed;

(j)	the value of the Directors Options has been calculated by BDO Chartered Accountants using the Black & Scholes pricing model and is set out in paragraph 4.2 above; and

(k)	additional information in relation to Resolutions 4, 5 and 6 is set out throughout this Explanatory Statement. Shareholders should therefore read the Notice of Meeting and Explanatory Statement in its entirety before making a decision as to how to vote on Resolutions 4, 5 and 6.

5.	RESOLUTION 7 –ISSUE OF OPTIONS TO JEFFREY MOORE

Shareholder approval is required under Chapter 2E of the Corporations Act and ASX Listing Rule 10.11 for the issue of 2,000,000 2007 Options to Mr Moore because he is a related party of the Company.

5.1	Terms and Conditions of the 2007 Options

The material terms and conditions of the 2007 Options are as follows:

(b)	each 2007 Option entitles the holder, when exercised, to one Share;

(c)	the 2007 Options are exercisable at any time prior to 5.00 pm WST on or before 30 June 2007;

(d)	the first 1,000,000 2007 Options are exerciseable at a price of $0.30 per Option and the second 1,000,000 2007 Options are exerciseable at a price of $0.40 per 2007 Option;

(e)	the 2007 Options will not be freely transferable and application will not be made to the ASX for official quotation of the 2007 Options;

(f)	the 2007 Options must be exercised in parcels of not less than 250,000 at a time;

(g)	Shares allotted and issued pursuant to the exercise of the 2007 Options will be allotted and issued not more than 10 business days after receipt of a properly executed notice of exercise of the 2007 Option and payment of the requisite application monies.

(h)	all shares issued upon exercise of the 2007 Options will rank parri passu in all respects with the Company’s then issued shares. The Company will apply for official quotation by ASX of all shares issued upon the exercise of the 2007 Options;

(i)	there are no participating rights or entitlements inherent in the 2007 Options and holders will not be entitled to participate in new issues of capital offered to shareholders during the currency of the 2007 Options. However, the Company will ensure that for the purpose of determining entitlements to any issue, that option-holders will be notified of the proposed issue at least (10) business days before the record date. This will give option-holders the opportunity to exercise their 2007 Options prior to the date for determining entitlements to participate in any such issue;

(j)	in the event of any new or bonus issues there are no rights to a change in exercise price, or a change in the number of underlying securities over which the 2007 Options can be exercised;

(k)	in the event of any reconstruction (including consolidation, sub-division, reduction or return) of the issued capital of the Company prior to the expiry date, all rights of the option-holder will be varied in accordance with the Listing Rules; and

(l)	the 2007 Options will lapse 30 days after termination of full time employment with the Company.

5.2	Value of the 2007 Options

The 2007 Options have been valued by BDO Chartered Accountants using the Black & Scholes pricing model and based upon the following assumptions:

(g)	the 2007 Options have a 1.7 year life from their date of issue and are exerciseable at $0.30 and $0.40 each;

(h)	a price per Share of $0.285 (being the price per Share on ASX on 5 October 2005);

(i)	an annual volatility factor of 70% (being the anticipated standard deviation over the life of the options based on an average of comparable companies’ historical data)

(j)	a risk free interest rate of 5.34% (being the risk free interest rate on government bonds with a similar maturity as the 2007 Options);

(k)	the valuations ascribed to the 2007 Options may not necessarily represent the market price of the 2007 Options at the date of the valuation; and

(l)	the valuation date for the 2007 Options is 5 October 2005.

Based on the above, the 2007 Options are valued in total at $184,000.

5.3	ASX Listing Rule 10.11

Shareholder approval for the issue of 2,000,000 2007 Options to Mr Moore is required pursuant to ASX Listing Rule 10.11 because Mr Moore is a related party of the Company.

Approval pursuant to ASX Listing Rule 7.1 is not required in order to issue the 2007 Options to Mr Moore as approval is being obtained under ASX Listing Rule 10.11. The issue of 2,000,000 2007 Options to Mr Moore will not be included in the 15% calculation for the purposes of ASX Listing Rule 7.1.

For the purposes of ASX Listing Rule 10.13, the following information is provided in relation to Resolution 7:

(a)	the maximum number of 2007 Options to be issued by the Company to Mr Moore is 2,000,000;

(b)	the 2007 Options will be issued for no cash consideration;

(c)	the 2007 Options will be issued not later than one month after the date of the Annual General Meeting (or such later date as permitted by any ASX waiver or modification of the ASX Listing Rules) and it is anticipated that allotment will occur on one date;

(d)	no funds will be raised from the issue of the 2007 Options as the purpose of the issue is to give Mr Moore an incentive to provide dedicated and ongoing commitment to the Company; and

(e)	the 2007 Options will be issued on the terms and conditions set out in paragraph 5.1 of this Explanatory Statement.

5.4	Section 208 of the Corporations Act

For the purposes of Chapter 2E of the Corporations Act and in particular, Sections 217 to 227 of the Corporations Act, the following information is provided to Shareholders to assess the proposed issue of the 2007 Options to Mr Moore:

(a)	the related party to whom the financial benefit will be given is Mr Moore;

(b)	the maximum number of 2007 Options to be issued to Mr Moore is 2,000,000 2007 Options;

(c)	no funds will be raised from the issue of the 2007 Options to Mr Moore;

(d)	Mr Moore currently has an interest in the following Securities in the Company:

	Shares	Options
Direct interest	90,000	Nil
Indirect interest	Nil	Nil

(e)	for the financial year ended 30 June 2005, Mr Moore received a salary of $178,698 (including superannuation). Mr Moore currently receives a base salary package of $204,200 per year (including superannuation) from the Company;

(f)	the highest, lowest and latest trading prices of Shares on ASX are set out in paragraph 4.4(h) of this Explanatory Statement;

(g)	if Shareholders approve the issue of 2007 Options to Mr Moore and all of the 2007 Options are exercised, the effect would be to increase the number of Shares on issue from 120,579,818 to 122,579,818 Shares (assuming no other options are exercised and no other Shares are issued) with the effect that the shareholding of existing Shareholders would be diluted approximately 1.63% on an undiluted basis and based on the number of Shares on issue as at the date of this Notice. The market price for Shares during the term of the 2007 Options would normally determine whether or not the Directors exercise the 2007 Options. If, at the time any of the 2007 Options are exercised, the Shares are trading on ASX at a price that is higher than the exercise price of the 2007 Options, there may be a perceived cost to the Company;

(h)	the value of the 2007 Options to be issued to Mr Moore has been calculated by BDO Chartered Accountants using the Black & Scholes model and is set out in Section 5.2 above;

(i)	the primary purpose of the issue of the 2007 Options to Mr Moore is to provide cost effective consideration to Mr Moore for work done and proposed to be done by Mr Moore for the Company . The Directors (other than Mr Moore) do not consider that there are any significant opportunity costs to the Company or benefits foregone by the Company in issuing the 2007 Options to Mr Moore on the terms proposed; and

(j)	the Directors (other than Mr Moore), who do not have a material personal interest in the outcome of Resolution 7, recommend that Shareholders vote in favour of Resolution 7 as they are of the view that the issue of 2,000,000 2007 Options to Mr Moore is appropriate to provide him with an incentive to maximise returns to Shareholders. The Directors (other than Mr Moore) considered Mr Moore’s experience, the current market price of the Shares and current market practice of providing appropriate incentive remuneration to the office of Managing Director, when determining the number and exercise price of the 2007 Options to be issued to Mr Moore. Mr Moore declined to make a recommendation in relation to Resolution 7 due to the fact that he has a material personal interest in its outcome; and

(k)	additional information in relation to Resolution 7 is set out throughout this Explanatory Statement. Shareholders should therefore read the Notice of Meeting and Explanatory Statement in its entirety before making a decision as to how to vote on Resolution 7.

6.	RESOLUTION 8 – ADOPTION OF INCENTIVE SCHEME

6.1	Background

Resolution 8 seeks the approval of Shareholders for the grant of options pursuant to the “Allied Gold Ltd Employee Incentive Option Scheme” (Scheme). Resolution 8 is placed before Shareholders in accordance with Exception 9 of Listing Rule 7.2. If Resolution 8 is passed, the Company will be able to issue options under the Scheme over a period of 3 years without impacting on the Company’s ability to issue up to 15% of its total ordinary securities without shareholder approval in any 12 month period.

Shareholders should note that no options have previously been issued under this Scheme and the objective of the Scheme is to attract, motivate and retain key employees. Shareholders should also note that Directors and other related parties of the Company will not be permitted to participate under the Scheme without further Shareholder approval.

It is considered by the Directors that the adoption of the Scheme and the future grant of options under the Scheme will provide selected employees with the opportunity to participate in the future growth of the Company.

A summary of the terms and conditions of the Scheme is set out below:

6.2	Introduction

The Scheme is designed to provide eligible participants with an ownership interest in the Company and to provide additional incentives for eligible participants to increase profitability and returns to Shareholders.

The summary of the Scheme is set out below for the information of potential investors in the Company. The detailed terms and conditions of the Scheme may be obtained free of charge by contacting the Company.

6.3	General

The Board may from time to time, in its absolute discretion, offer to grant options to eligible participants under the Scheme.

Each option will be issued for no consideration and will carry the right in favour of the option holder to subscribe for one (1) Share in the capital of the Company.

The Board may determine the exercise price of the options in its absolute discretion. Subject to the Listing Rules, the exercise price may be nil but to the extent the Listing Rules specify or require a minimum price, the exercise price in respect of an offer made following the day on which Shares are first quoted on the Official List must not be less than any minimum price specified in the Listing Rules.

6.4	Eligible Participants

Full time employees, part time employees, Directors and consultants of the Company or an associated body corporate (the Group) are eligible to participate in the Scheme.

6.5	Lapse of Options

Unless the Board in its absolute discretion determines otherwise, options shall lapse immediately if:

(a)	the eligible participant ceases to be an employee or director of, or to render services to, a member of the Group for any reason whatsoever and the conditions of exercise of the options (Exercise Conditions) have not been met;

(b)	the Exercise Conditions of the options are unable to be met;

(c)	the date which is 2 years after the date of the grant of the options, or such other expiry date as the Board determines in its discretion at the time of grant of the option (Lapsing Date) has passed; or

(d)	the expiry of 60 days after the eligible participant ceases to be an employee or director of, or to render services to, a member of the Group for any reason whatsoever prior to the Lapsing Date where the Exercise Conditions have been met, whichever is earlier.

6.6	Participation in Future Issues

There are no participating rights or entitlements inherent in the options and holders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the options. However, the Company will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least 7 business days after the issue is announced. This will give option holders the opportunity to exercise their options prior to the date for determining entitlements to participate in any such issue.

If the Company makes a pro rata issue of securities (except a bonus issue) to the holders of Shares (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) the exercise price of the options shall be reduced in accordance with the formula in the Listing Rules.

In the event of a bonus issue of Shares being made pro-rata to Shareholders (other than an issue in lieu of dividends), the number of Shares issued on exercise of each option will include the number of bonus Shares that would have been issued if the option had been exercised prior to the record date for the bonus issue. No adjustment will be made to the exercise price per Share of the option.

6.7	Reorganisation

The terms upon which options will be granted will not prevent them being reorganised as required by the Listing Rules on the reorganisation of the capital of the Company.

6.8	Trigger Events

Upon the occurrence of certain trigger events (for example the receipt by the Company of a bidder’s statement in respect of the Company), the Directors may determine:

(a)	that the options may be exercised at any time from the date of such determination, and in any number until the date determined by the Directors acting bona fide so as to permit the holder to participate in any change of control arising from a trigger event, provided that the Directors will forthwith advise in writing each holder of such determination. Thereafter, the options shall lapse to the extent they have not been exercised; or
(b)	to use their reasonable endeavours to procure that an offer is made to holders of options on like terms (having regard to the nature and value of the options) to the terms proposed under the trigger event in which case the Directors shall determine an appropriate period during which the holder may elect to accept the offer and, if the holder has not so elected at the end of that period, the options shall immediately become exercisable and if not exercised within 10 days, shall lapse.

7.	RESOLUTION 9 – RATIFICATION OF PRIOR ISSUE OF SECURITIES

7.1	Background

Pursuant to an agreement between Simberi Gold Corporation (SG Corporation), Nord Pacific Limited (Nord Pacific) and the Company dated 31 January 2005 (Sale Agreement), the Company (through Simberi Gold Company (SG Company) has purchased various joint venture interests in the Simberi Mining Joint Venture (SMJV) and Tabar Exploration Joint Venture (TEJV) owned by SG Corporation.

On 13 October 2005 2005, the Company entered into an Acknowledgement Agreement with SG Corporation, Nord Pacific and SG Company where the Company agreed to pay C$200,000 and issue the following securities to SG Corporation or its nominee in consideration of the transfer of a 12.5% free carried direct equity interest in the SMJV (Free Carried Interest) by SG Corporation to SG Company:

(a)	2,000,000 Shares;

(b)	2,000,000 2006 Options; and

(c)	2,000,000 2008 Options.

These Securities were issued by the Company to SG Company on 20 October 2005. The issue of the Securities complied with Listing Rule 7.1 at the time of issue.

By Resolution 9, the Company is seeking Shareholder ratification pursuant to Listing Rule 7.4 for the issue of up to 2,000,000 Shares 2,000,000 2006 Options and 2,000,000 2008 Options to SG Corporation in consideration of the transfer of the Free Carried Interest by SG Corporation to SG Company.

By ratifying this issue, the Company will retain the flexibility to issue equity securities in the future up to the 15% threshold as set out in Listing Rule 7.1 without the requirement to obtain prior Shareholder approval.

7.2	Terms of the Options

The material terms and conditions of the 2006 Options are as follows:

(a)	Each 2006 Option entitles the holder to subscribe for one (1) Share.

(b)	The 2006 Options are exercisable at any time on or prior to 5.00 pm (WST) on 31 December 2006 (Expiry Date) by completing a 2006 Option exercise form and delivering it together with the payment for the number of Shares in respect of which the 2006 Options are exercised to the registered office of the Company on or before the Expiry Date.

(c)	The 2006 Option exercise price is $0.25 per 2006 Option.

(d)	A 2006 Option does not confer the right to a change in exercise price or a change in the number of underlying securities over which the 2006 Option can be exercised.

(e)	The 2006 Options are not transferable.

(f)	All Shares issued upon exercise of the 2006 Options will rank pari passu in all respects with the Company’s then issued Shares.

(g)	The Company will apply for quotation of all Shares issued upon exercise of the 2006 Options on ASX. The 2006 Options will not be quoted on ASX.

(h)	There are no participating rights or entitlements inherent in the options and holders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the 2006 Options. However, the Company will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least 7 Business Days after the issue is announced. This will give 2006 Option holders the opportunity to exercise their 2006 Options prior to the date for determining entitlements to participate in any such issue.

(i)	If at any time the issued capital of the Company is reconstructed, all rights of a 2006 Option holder are to be changed in a manner consistent with the Corporations Act and the Listing Rules.

The material terms and conditions of the 2008 Options are as follows:

(a)	Each 2008 Option entitles the holder to subscribe for one (1) Share.

(b)	The 2008 Options are exercisable at any time on or prior to 5.00 pm (WST) on 31 December 2008 (Expiry Date) by completing a 2008 Option exercise form and delivering it together with the payment for the number of Shares in respect of which the 2008 Options are exercised to the registered office of the Company on or before the Expiry Date.

(c)	The 2008 Option exercise price is $0.50 per 2008 Option.

(d)	A 2008 Option does not confer the right to a change in exercise price or a change in the number of underlying securities over which the 2008 Option can be exercised.

(e)	The 2008 Options are not transferable.

(f)	All Shares issued upon exercise of the 2008 Options will rank pari passu in all respects with the Company’s then issued Shares.

(g)	The Company will apply for quotation of all Shares issued upon exercise of the 2008 Options on ASX. The 2008 Options will not be quoted on ASX.

(h)	There are no participating rights or entitlements inherent in the options and holders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the 2008 Options. However, the Company will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least 7 Business Days after the issue is announced. This will give 2008 Option holders the opportunity to exercise their 2008 Options prior to the date for determining entitlements to participate in any such issue.

(i)	If at any time the issued capital of the Company is reconstructed, all rights of a 2008 Option holder are to be changed in a manner consistent with the Corporations Act and the Listing Rules.

7.3	Regulatory Requirements – ASX Listing Rule 7.4

Listing Rule 7.5 contains certain requirements as to the content of a notice sent to Shareholders for the purposes of Listing Rule 7.4 and the following information is included in this Explanatory Statement for that purpose:

(d)	2,000,000 Shares, 2,000,000 2006 Options and 2,000,000 2008 Options were allotted and issued to Simberi Gold Corporation;

(e)	the 2,000,000 Shares, 2,000,000 2006 Options and 2,000,000 2008 Options were allotted and issued to SG Corporation on 20 October 2005 for nil consideration;

(f)	the Shares issued were all fully paid ordinary shares in the capital of the Company and rank equally with the existing Shares on issue, whilst the terms of the 2006 Options and 2008 Options are set out in paragraph 7.2 above; and

(g)	no funds were raised from the issue of the securities as they were issued in satisfaction of the Company’s liabilities under the Sale Agreement and Acknowledgement Agreement.

8.	ENQUIRIES

Shareholders are required to contact the Company Secretary on (61 8) 9353 3638 if they have any queries in respect of the matters set out in these documents.

GLOSSARY

2006 Option means an option to acquire a Share on the terms set out in paragraph 7.2 of the Explanatory Statement.

2007 Option means an option to acquire a Share on the terms set out in paragraph 5.1 of the Explanatory Statement.

2008 Option means an option to acquire a Share on the terms set out in paragraph 7.2 of the Explanatory Statement.

30c Director Option means an option to acquire a Share on the terms set out in paragraph 4.1 of the Explanatory Statement.

40c Director Option means an option to acquire a Share on the terms set out in paragraph 4.1 of the Explanatory Statement.

Board means the board of directors of the Company.

C means Canadian dollars.

Company means Allied Gold Limited (ABN 86 104 855 067).

Constitution means the Company’s constitution.

Corporations Act means the Corporations Act 2001 (Cth).

Directors mean the directors of the Company.

Director Option means the 30c Director Options and the 40c Director Options, where appropriate.

Explanatory Statement means the explanatory statement to the Notice.

Meeting means the meeting convened by the Notice.

Notice means the notice of annual general meeting accompanying this Explanatory Statement.

Share means a share in the Company.

Shareholder means a shareholder in the Company.

PROXY FORM

APPOINTMENT OF PROXY
ALLIED GOLD LIMITED
ABN 86 104 855 067

I/We ______________________________

being a Member of ALLIED GOLD LIMITED entitled to attend and vote at the Meeting, hereby

Appoint ______________________________

Name of proxy

or failing the person so named or, if no person is named, the Chairman of the Meeting or the Chairman's nominee, to vote in accordance with the following directions or, if no directions have been given, as the proxy sees fit at the Annual General Meeting to be held at 9.00am (WST) on 30 November 2005 at The Chifley on the Terrace, 185 St Georges Terrace, Perth, Western Australia and at any adjournment thereof. If no directions are given, the Chairman will vote in favour of all of the resolutions.

Voting on Business of the General Meeting

		FOR	AGAINST	ABSTAIN
Resolution 1	Remuneration Report	☐	☐	☐
Resolution 2	Re-Election of a Director – Gregory Steemson	☐	☐	☐
Resolution 3	Re-Election of a Director – Mark Caruso	☐	☐	☐
Resolution 4	Issue of Director Options to Mark Caruso	☐	☐	☐
Resolution 5	Issue of Director Options to David Lymburn	☐	☐	☐
Resolution 6	Issue of Director Options to Gregory Steemson	☐	☐	☐
Resolution 7	Issue of 2007 Options to Jeffrey Moore	☐	☐	☐
Resolution 8	Adoption of Incentive Scheme	☐	☐	☐
Resolution 9	Ratification of Prior Issue of Securities	☐	☐	☐

If you do **not** wish to direct your proxy how to vote, please place a mark in this box ☐

By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of the interest. The Chairman will vote in favour of all of the resolutions if no directions are given.

YOU MUST EITHER MARK THE BOXES DIRECTING YOUR PROXY HOW TO VOTE OR MARK THE BOX INDICATING THAT YOU DO NOT WISH TO DIRECT YOUR PROXY HOW TO VOTE, OTHERWISE THIS APPOINTMENT OF PROXY FORM WILL BE DISREGARDED.

If you mark the abstain box for a particular item, you are directing your proxy not to vote on that item on a show of hands or on a poll and that your shares are not to be counted in computing the required majority on a poll.

Signed this ________ day of ________ 2005

By:

Individuals and joint holders	**Companies (affix common seal if appropriate)**
Signature	Director
Signature	Director/Company Secretary
Signature	Sole Director and Sole Company Secretary

ALLIED GOLD LIMITED
ABN 86 104 855 067

Instructions for Completing ‘Appointment of Proxy’ Form

1.	A member entitled to attend and vote at a Meeting is entitled to appoint not more than two proxies to attend and vote on their behalf. Where more than one proxy is appointed, such proxy must be allocated a proportion of the member’s voting rights. If the shareholder appoints two proxies and the appointment does not specify this proportion, each proxy may exercise half the votes.

2.	A duly appointed proxy need not be a member of the Company. In the case of joint holders, all must sign.

3.	Corporate shareholders should comply with the execution requirements set out on the proxy form or otherwise with the provisions of Section 127 of the Corporations Act. Section 127 of the Corporations Act provides that a company may execute a document without using its common seal if the document is signed by:

•	directors of the company;

•	a director and a company secretary of the company; or

•	for a proprietary company that has a sole director who is also the sole company secretary – that director.

For the Company to rely on the assumptions set out in Section 129(5) and (6) of the Corporations Act, a document must appear to have been executed in accordance with Section 127(1) or (2). This effectively means that the status of the persons signing the document or witnessing the affixing of the seal must be set out and conform to the requirements of Section 127(1) or (2) as applicable. In particular, a person who witnesses the affixing of a common seal and who is the sole director and sole company secretary of the company must state that next to his or her signature.

4.	Completion of a proxy form will not prevent individual shareholders from attending the meeting in person if they wish. Where a shareholder completes and lodges a valid proxy form and attends the meeting in person, then the proxy’s authority to speak and vote for that shareholder is suspended while the shareholder is present at the meeting

5.	Where a proxy form or form of appointment of corporate representative is lodged and is executed under power of attorney, the power of attorney must be lodged in like manner as this proxy.

6.	To vote by proxy, please complete and sign the proxy form enclosed:

(a)	deliver the proxy form by hand to the Company’s registered office at Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia; or

(b)	send the proxy from by facsimile to the Company on facsimile number (618) 9353 4894,

so that it is received not later than 9.00 am on 28 November 2005.

Proxy forms received later than this time will be invalid.

EXHIBIT 6

31 October 2005

Company Announcements Office
Australian Stock Exchange Ltd
ASX Release

“This press release is not for dissemination in the United States and shall not be disseminated to United States news services.”

QUARTERLY REPORT FOR THE PERIOD ENDING
30 SEPTEMBER 2005

SIMBERI GOLD PROJECT HIGHLIGHTS

•	105% increase in total Simberi Oxide Gold Reserves

–	Proved and Probable Ore Reserves of 13.54 million tonnes at 1.42 g/t gold for 616,000 ounces

•	176% increase in Sorowar Reserves and in pit resources

•	Increased reserves expected to underpin positive feasibility study results – delivery imminent

•	Outstanding 12.5% free carried interest in the Simberi Oxide Gold Project purchased from Simberi Gold Corporation

•	High grade gold intercepts (incl 3m at 139 g/t gold) returned from IP targets near and outside of Pigiput sulphide deposit, including;

–	6m at 5.36g/t gold from surface and 3m at 139.4g/t gold from 226m in RC1153.

–	4m at 4.56g/t gold from 77m, 11m at 2.04g/t gold from 175m and 32m at 1.60g/t gold from 195m in RC1151

–	4m at 3.03g/t gold from 78m, 10m at 4.98g/t gold from 116m and 13m at 6.44g/t gold from 168m in RC 1150.

–	13m at 2.99g/t gold from 31m, 9m at 4.61g/t gold from 69m and 6m at 18.1g/t gold from 91m in RC 1148.

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone:  +61 8 9353 3638     Facsimile:   +61 8 9353 4894      Email:   info@alliedgold.com.au
Web: www.alliedgold.com.au

SIMBERI GOLD MINING PROJECT – ML136

Corporate

During the Quarter agreement was reached with Canadian-listed Simberi Gold Corporation (“SGC”) for Allied Gold Limited (“ALD”) to purchase the outstanding 12.5% free carried interest (“FCI”) in the Simberi Oxide Gold Project.

The purchase was satisfied by;

•	Payment of C$200,000,
•	The issue of two million fully paid Shares of ALD,
•	The issue of two million ALD Options exercisable at 25 cents on or before 31 December 2006,
•	The issue of two million ALD Options exercisable at 50 cents on or before 31 December 2008.

SGC has agreed to voluntary escrow on a portion of the fully paid Shares issued, viz;

•	500,000 Shares for a period of 3 months from the Settlement Date (20 October 2005),
•	1,000,000 Shares for a period of 6 months from the Settlement Date.

Prior to this Agreement, SGC held a 12.5% FCI in the Simberi Oxide Gold Project with ALD having the right to redeem the FCI by the issue of Shares of ALD on the earlier of a decision to mine being made by ALD, or 31 December 2009.

This final rationalisation of the previous Simberi Mining and Tabar Exploration Joint Ventures now enables ALD to press ahead with the development plans for the Simberi Oxide Gold Project as sole owner and operator.

Oxide Mine Development

Ore Reserves

During the Quarter, Gemcom Australia completed updated pit optimisations and Ore Reserve estimates for the Simberi Oxide Gold Project. Proved and Probable Ore Reserves are;

13.54 million tonnes at 1.42 g/t gold for 616,000 ounces

In addition to the Ore Reserves, Inferred Mineral Resources inside the Sorowar pit and proposed Pigibo pit are expected to contribute to future production.

Total Ore Reserves and Mineral Resources within designed pits are outlined below;

	Million Tonnes	Gold Grade (g/t)	Thousand Ounces
Proved	9.57	1.39	429
Probable	3.97	1.47	187
TOTAL Ore Reserves	13.54	1.42	616
Inferred Resources	3.53	0.85	96
TOTAL Mineable Reserves
and In-Pit Mineral Resources	17.07	1.30	712

The oxide ore reserves on Simberi Island represent a 105% increase over the reserves reported in the previous (2003) Simberi Oxide Gold Project Feasibility Study.

Furthermore, the Company has a high expectation that future expansion of the oxide mining project will be facilitated by continuing exploration of known and other oxide gold targets throughout the mineralised Tabar Island Group.

The Simberi Gold Project is located in the New Ireland Province of eastern Papua New Guinea, about 60 kms to the north-west of the Lihir Gold Mine. The Simberi Oxide Gold Project is a Stage 1 mining project which will extract ore from seven deposits which represent the known surface and near-surface oxidised caps to underlying sulphide gold mineralisation on eastern Simberi Island.

With the completion of reserve studies, the final component of the Optimised Feasibility Study is now in place and the Company expects delivery of the final OFS document shortly.

Exploration work including ongoing drilling is scheduled to continue throughout the forthcoming year to further test the margins and strike extent of known deposits as well as testing additional high priority oxide gold anomalies on Simberi and Tatau Islands.

At the Sorowar pit, the largest pit scheduled for mining, a further 162 reverse circulation drillholes for 13,596 metres have been drilled since the 2003 Feasibility Study. The additional drilling data facilitated a 176% increase in reserves and resources within the designed pit from 5,187,000 tonnes at 1.15 g/t gold for 192,000 ounces to;

13,523,000 tonnes at 1.22 g/t gold for 530,000 ounces.

This equates to the discovery of 23.2 reserve ounces for every metre drilled since the 2003 Study was completed. The Sorowar deposit is still open along strike and at depth and further expansion of the Sorowar deposit should result in increased gold throughput and oxide project minelife.

In October 2005, Gemcom completed updated pit optimisations and Ore Reserve estimates for Sorowar using the latest 2005 Mineral Resource block model, and for the three Samat deposits using the existing block models reported in the 2003 Feasibility Study.

As Botlu and Pigiput are not scheduled to be mined until year 6, the Ore Reserves estimated and reported in the 2003 Feasibility Study were retained. Mining at Sorowar is proposed to be staged, with an initial bulk mining phase followed by a selective mining cutback and waste disposal within the existing void. The Samat, Botlu and Pigiput pits will be bulk mined.

In addition to the Ore Reserves, Inferred Mineral Resources inside designed pits are expected to contribute to future production. Mineable Reserves and Resources for the project are;

Deposit	Million Tonnes	Gold Grade (g/t)	Thousand Ounces
SOROWAR[1]
Proved	8.073	1.32	343
Probable	3.233	1.41	147
Inferred Resources (in-pit)	2.217	0.59	42.0
SAMAT SOUTH[2]
Proved	0.163	4.01	21.0
Probable	0.063	4.44	9.00
Inferred Resources (in-pit)	0.001	3.63	0.12
SAMAT NORTH[2]
Proved	0.215	2.60	18.0
Probable	0.027	2.52	2.19
Inferred Resources (in-pit)	0.004	1.33	0.17
SAMAT EAST[2]
Probable	0.315	1.40	14.1
Inferred Resources (in-pit)	0.007	1.49	0.34
BOTLU[3]
Proved	0.749	1.33	32.0
Probable	0.161	1.61	8.33
Inferred Resources (in-pit)	0.045	0.52	0.75
PIGIPUT[3]
Proved	0.366	1.31	15.4
Probable	0.171	1.25	6.87
Inferred Resources (in-pit)	0.041	1.42	1.87
PIGIBO
Inferred Resources (in-pit)	1.217	1.29	50.5
TOTAL Proved Ore Reserves	9.566	1.39	429
TOTAL Probable Ore Resources	3.970	1.47	187
TOTAL Proved and Probable
Ore Reserves	3.532	0.84	95.8
TOTAL Mineable Reserves and In-Pit Mineral Resources	3.532	0.84	95.8
GRAND TOTAL	17.068	1.30	712

1 2005 Mineral Resource estimate, 2005 pit optimisation, 2005 pit design, US$440/oz Au

2 2003 Mineral Resource estimate, 2005 pit optimisation, 2005 pit design, US$440/oz Au

3 2003 Mineral Resource estimate, 2003 pit optimisation, 2003 pit design, US$350/oz Au Discrepancies in addition are due to rounding.

Approximately 90% of the Ore Reserve is oxide material, and the remainder is transition and sulphide pods at Sorowar.

Recent metallurgical testwork on typical Sorowar mineralisation indicates that previous estimates of gold extraction from transitional and sulphide material in other local deposits are not representative of Sorowar ore. Gold recoveries for all Sorowar material types within the pit design are estimated to be 92% for oxide, 72% for transitional and 66% for sulphide materials. Overall recoveries for all of the material within the Ore Reserves and Mineral Resources is 88%.

Additional geotechnical testwork has resulted in rock strength estimates that are lower than expected, with consequent lower associated mining costs.

Exploration

Phase 4 Drilling – Sulphide Gold Mineralisation Targets

996 metres of RC drilling and 740.9 metres of diamond coring in drillholes RC 1148 to RC 1157 were completed during the Quarter and all assay results received. The drilling was designed to test IP targets in the vicinity of the known deposits, particularly at Pigiput and Sorowar (see drillhole location map attached). These targets are considered to be favourable for unoxidised (sulphide) gold mineralisation.

At Pigiput the programme targeted;

•	High priority induced polarisation (IP) geophysical targets,
•	Extensions to known high-grade hangingwall sulphide mineralisation and
•	The presence of further high-grade footwall mineralisation.

Significant near-surface oxide gold mineralisation has been identified and earmarked for mining at Sorowar and Pigiput, however, sulphide mineralisation which underlies the oxidised gold caps is virtually untested at Sorowar and open in all directions at Pigiput.

An initial 4,000 metres of RC and diamond drilling is scheduled for the Phase 4 sulphide drilling programme although it is expected that drilling will remain ongoing as the results of ground geophysical IP surveys are received on both Simberi and Tatau Islands.

The dominant lithologies intersected comprised both porphyritic intrusives and volcanoclastics with various clast and fragment sizes, typical of the Simberi central volcanic terrain. These rocks are fractured, brecciated and clay-altered with variable introduced carbonate and pyrite that occurs disseminated or concentrated in vugs or fractures. The higher-grade gold mineralisation is often but not exclusively associated with zones exhibiting a high degree of brecciation and alteration, usually with abundant pyrite and sometimes with silica.

In the east Simberi mineralisation, quartz veining and silicification have been observed only rarely in drill core and at surface in parts of the Botlu deposit. Where silica does occur, there is a strong association with higher gold grades.

The Phase 4 drilling to date continues to demonstrate that gold mineralisation is associated with targeted IP anomalies.

Of particular interest are the results from RC1153, a previously untested chargeable IP anomaly in the footwall of the known Pigiput sulphide gold deposit.

The resulting “bonanza” grade intercept of 1m at 409g/t Au from 227m represents the third extremely high-grade gold intercept recorded in the footwall region of the Pigiput deposit. Two previous drillholes, P01 and P34, also intercepted spectacular gold grades;

P01 •	5m at 146.4g/t gold from 191m (including 1m at 156g/t gold from 192m and 1m at 534g/t gold from 194m).

P34 •	14m at 42.1g/t gold from 119m (including 1m at 490g/t gold from 130m and 1m at 111g/t gold from 132m).

These results together with RC1153 demonstrate that there is potential for significant high-grade footwall gold mineralisation over a large, mostly untested area beneath Pigiput Ridge (see section below).

Final assay results are summarised below;

PIGIPUT AND SOROWAR PHASE 4 DRILLING - IP TARGETS

Drillhole	Northing (mN) Simberi grid	Easting (mN) Simberi grid	Dip/Azimuth (°) Simberi grid	From (m)	To (m)	Interval (m)	Grade (g/t Au)	Mineralisation Type

RC1148	8845	9300	-80° /180°	17	19	2	1.41	Ox
				22	25	3	1.31	Ox
				31	44	13	2.99	Ox
				69	78	9	4.61	Su
			including	75	76	1	20.4	Su
				85	86	1	1.04	Su
				91	97	6	18.1	Su
			including	95	96	1	87.9	Su
				103	104	1	1.53	Su
				114	115	1	5.94	Su
				204	205	1	1.41	Ox
				240	242	2	2.55	Su

RC1149	8945	9220	-75°/180°	34	39	5	2.93	Ox
				46	49	3	1.73	Su
				99	100	1	1.19	Su
				117	128	11	1.85	Su

RC1150	8975	9440	-70°/180°	60	61	1	1.58	Su
				78	82	4	3.03	Su
				112	114	2	1.79	Su
				116	126	10	4.98	Su
			including	116	117	1	18.3	Su
				168	181	13	6.44	Su
				184	187	3	2.15	Su

RC1151	9075	9360	-90°/0°	25	26	1	1.00	Ox
				77	81	4	4.56	Su
				111	112	1	1.16	Su
				117	131	14	1.32	Su
				142	143	1	2.24	Su
				146	153	7	1.15	Su
				163	171	8	1.15	Su
				175	186	11	2.04	Su
				189	191	2	1.16	Su
				195	227	32	1.60	Su
				230	231	1	1.31	Su
				248	249	1	1.00	Su

RC1152	9180	9300	-90°/0°	62	66	4	1.50	Su
				72	73	1	2.71	Su
				83	85	2	1.78	Su
				90	91	1	1.79	Su
				96	97	1	1.80	Su
				204	205	1	1.85	Su

RC1153	8756	9400	-65°/180°	0	6	6	5.36	Ox
				17	18	1	1.01	Ox
				88	90	2	2.85	Ox
				226	229	3	139.4	Su
			including	227	228	1	409.0	Su
				267	268	1	1.57	Su
				283	285	2	1.30	Su
				288	289	1	3.38	Su
				299	300	1	1.13	Su

Note:

Assaying for gold by fire assay (50gm) with AAS finish (ALS Chemex Laboratories – Townsville)

Simberi mineralisation types are:

Ox = oxide material – extremely weathered (average cyanide leach recovery ›90%)
               Tr = transitional material – distinctly weathered (average cyanide leach recovery 50-90%)
Su = sulphide material – slightly weathered to fresh (average cyanide recovery ‹50%)

Intercept intervals 1.0g/t Au cutoff; “including“ intervals 10.0g/t Au cutoff.

Other Drilling

Two short RC holes drilled to test a channel sample geochemical anomaly near Pigibo (RC1154 to 48m and RC1155 to 40m) intersected volcanoclastics with clay-carbonate alteration and disseminated pyrite. The holes confirm the near-surface presence of both oxide and sulphide gold mineralisation to the immediate northwest of Pigibo.

Sterilisation hole RC1156 drilled to 99m depth near Sorowar Camp (the location of proposed infrastructure) intersected minor gold mineralisation. Hole RC 1157, drilled to 121m depth at southwest Sorowar, further tested oxide and sulphide mineralisation outside of the proposed pit.

PIGIPUT AND SOROWAR PHASE 4 DRILLING - OTHER TARGETS

Drillhole	Northing (mN) Simberi grid	Easting (mN) Simberi grid	Dip/Azimuth (°) Simberi grid	From (m)	To (m)	Interval (m)	Grade (g/t Au)	Mineralisation Type

RC1154[1]	8954	8513	-60° /180°	4	13	9	2.21	Ox, Su

RC1155[1]	8977	8517	-60°/180°	0	4	4	1.51	Ox
				8	16	8	3.42	Su

RC1156[2]	9993	8974	-80°/177°	53	62	9	0.72	Su

RC1157[1]	9812	9272	-60°/45°	48	64	16	1.87	Su
				115	120	5	1.59	Su

Note:   1  1.0g/t Au cutoff,     2  0.5g/t Au cutoff

Geophysical (IP) Surveys

During the Quarter, the Company continued contract dipole-dipole geophysical IP surveys. Seven lines 100 metres apart were read at Samat for a total of 8.4 kilometres, before the programme was completed in early August.

The success of the IP surveys has led the Company to build its own in-house survey team for ongoing work on Simberi and the other islands in the Tabar Group. During September an IP transmitter and receiver were ordered, and anciliary equipment was purchased and shipped to site in a container from Australia. It is anticipated that IP surveys will resume in the fourth quarter.

Data processing and interpretation continued and additional priority targets were identified for drilling at Sorowar and Samat.

IP surveys were first carried out on Simberi Island in 1997 and although near-surface chargeable zones that reflected clay-pyrite alteration and deeper chargeability and resistivity anomalies interpreted to be associated with gold mineralization were delineated, only minor follow-up drilling was done at the time.

Allied has subsequently re-processed the 1997 IP data using improved 2-D inversion techniques that better identify the three-dimensional location of anomalies.

In mid-2005 the Company commissioned new IP surveys on Simberi island using dipole-dipole readings along lines 100 metres or 200 metres apart. The results to date are very encouraging, having identified many high priority drill targets at Pigiput and Sorowar.

At the Samat prospect, the most recent data acquired have been processed and the results are also considered very encouraging.

TATAU EXPLORATION PROJECT – EL 609

Tatau Island Base Camp

A field base camp is being established on the southern coast of Tatau Island, with camp construction and wharf repairs commencing during September. Cut lines cleared for IP surveys are being checked, surveyed and extended where needed.

Yours faithfully
ALLIED GOLD LIMITED

J.J. Moore
Managing Director

The information in this Stock Exchange Announcement that relates to the Sorowar Gold Resources is based on information compiled by Mr S Godfrey who is employed by Golder Associates and who is a member of the Australasian Institute of Mining and Metallurgy. Mr Godfrey has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.

Mr Godfrey consents to the inclusion in this Announcement of the material based on this information in the form and context in which it appears.

The information in this Stock Exchange Announcement that relates to exploration and metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr. R. Hastings, MSc, BSc., M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.

“This press release is not for dissemination in the United States and shall not be disseminated to United States news services.”

For enquiries in connection with this release please contact:

Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au e-mail

Forward-Looking Statements.

This press release contains forward-looking statements concerning the projects owned by Allied. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management’s beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy.

This communication is not a solicitation of a proxy from any security holder of Allied, nor is this communication an offer to purchase nor a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

Allied Gold Limited
Phase 4 Drilling Programme
IP sulphide target drillholes
Other new drillholes
IP sulphide target zones
IP dipole-dipole survey lines
9000mE
9100mE
9200mE
9300mE
9400mE
9550mE
9800mE
T12
T11
T13
T15
T3
RC1156
RC1158 (T17)
RC1157
Sorowar
Monun Valley
RC1152 (T9A)
RC1151 (T9)
RC1150 (T8)
RC1154
RC1155
Pigibo
RC1149
RC1148 (T5)
RC1153 (T6)
Pigiput
Botlu
9710750 mN
9710500 mN
9710250 mN
9710000 mN
9709750 mN
9709500 mN
9709250 mN
9709000 mN
9708750 mN
9708500 mN
388750 mE
389000 mE
389500 mE
389750 mE
390000 mE

Appendix 5B
Mining exploration entity quarterly report

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

ALLIED GOLD LIMITED

ABN	Quarter ended ("current quarter")
86 104 855 067	30 Sept 2005

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from product sales and related debtors		
1.2	Payments for		
	(a) exploration and evaluation	(1,257)	(1,257)
	(b) development	-	-
	(c) production	-	-
	(d) administration	(475)	(475)
	(e) other	-	-
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	42	42
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other	-	-
	Net Operating Cash Flows	**(1,690)**	**(1,690)**
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a) prospects – Simberi Project	-	-
	(b) equity investments	(50)	(50)
	(c) shares in listed companies	-	-
	(d) Nord acquisition transaction costs	-	-
	(e) other fixed assets	(393)	(393)
1.9	Proceeds from sale of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	-	-
1.10	Cash acquired on purchase of controlled entity	-	-
1.11	Loans repaid by other entities	-	-
1.12	Funds (paid into) / withdrawn from deposit pending acquisition of interests	-	-
	Net investing cash flows	**(443)**	**(443)**
1.13	Total operating and investing cash flows (carried forward)	**(2,133)**	**(2,133)**

+ See chapter 19 for defined terms.

30/9/2001 Appendix 5B Page 1

Appendix 5B
Mining exploration entity quarterly report

1.13	Total operating and investing cash flows (brought forward)	**(2,133)**	**(2,133)**
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	-
1.15	Refund of oversubscriptions in share issues	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Other – costs of capital raising	-	-
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	**(2,133)**	**(2,133)**
1.20	Cash at beginning of quarter/year to date	4,374	4,374
1.21	Exchange rate adjustments to item 1.20	3	3
1.22	**Cash at end of quarter**	**2,244**	**2,244**

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	101
1.24	Aggregate amount of loans to the parties included in item 1.10	Nil.

1.25 Explanation necessary for an understanding of the transactions

Remuneration of executive and non executive directors.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

+ See chapter 19 for defined terms.

Appendix 5B Page 2 30/9/2001

Appendix 5B
Mining exploration entity quarterly report

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements		

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	1,000
4.2	Development	
	Total	**1,000**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	119	369
5.2	Deposits at call	2,125	4,000
5.3	Bank overdraft		
5.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	**2,244**	**4,369**

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

30/9/2001 Appendix 5B Page 3

Appendix 5B
Mining exploration entity quarterly report

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	120,579,817	118,414,676		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs				
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** *(description and conversion factor)*	25,057,411	22,507,411	*Exercise price* $0.20	*Expiry date* 30 June 2007
7.8	Issued during quarter				
7.9	Exercised during quarter				
7.10	Expired during quarter				
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Appendix 5B Page 4 30/9/2001

Appendix 5B
Mining exploration entity quarterly report

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 31 October 2005
(Director/Company secretary)

Print name: DAVID LYMBURN

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

30/9/2001 Appendix 5B Page 5